UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)*

Lufax Holding Ltd

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54975P102**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Two ADSs represent one ordinary share, par value US$0.00001 per share. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 54975P102

1.	Names of Reporting Persons. Tun Kung Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 323,829,680
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 323,829,680
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,829,680[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 28.3%[2]
12.	Type of Reporting Person CO

1

The number of ordinary shares beneficially owned by the Reporting Person includes the 275,203,430 ordinary shares, plus (i) 33,626,250 ordinary shares converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 15,000,000 ordinary shares converted to 30,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022.

2

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,145,993,969 ordinary shares of the Issuer outstanding as of December 31, 2022 (excluding treasury stocks and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Issuer’s share incentive plans), based on information provided by the Issuer.

CUSIP No. 54975P102

1.	Names of Reporting Persons. Tongjun Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 152,847,609
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 152,847,609
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,847,609[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 13.3%[4]
12.	Type of Reporting Person CO

3

The Reporting Person is a 47.2% shareholder of Tun Kung Company Limited, which beneficially owns 28.3% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Tun Kung Company Limited includes the 275,203,430 ordinary shares, plus (i) 33,626,250 ordinary shares converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 15,000,000 ordinary shares converted to 30,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022.

4

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,145,993,969 ordinary shares of the Issuer outstanding as of December 31, 2022 (excluding treasury stocks and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Issuer’s share incentive plans), based on information provided by the Issuer.

CUSIP No. 54975P102

1.	Names of Reporting Persons. Lanbang Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 170,982,071
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 170,982,071
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,982,071[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.9%[6]
12.	Type of Reporting Person CO

5

The Reporting Person is a 52.8% shareholder of Tun Kung Company Limited, which beneficially owns 28.3% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Tun Kung Company Limited includes the 275,203,430 ordinary shares, plus (i) 33,626,250 ordinary shares converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 15,000,000 ordinary shares converted to 30,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022.

6

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,145,993,969 ordinary shares of the Issuer outstanding as of December 31, 2022 (excluding treasury stocks and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Issuer’s share incentive plans), based on information provided by the Issuer.

Schedule 13G

CUSIP No. 54975P102

ITEM 1.

(a) Name of Issuer: Lufax Holding Ltd

(b) Address of Issuer’s Principal Executive Offices: Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Tun Kung Company Limited

Tongjun Investment Company Limited

Lanbang Investment Company Limited

(b) Address of Principal Business Office, or if None, Residence:

Tun Kung Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

Tongjun Investment Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

Lanbang Investment Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(c) Citizenship:

Tun Kung Company Limited: British Virgin Islands

Tongjun Investment Company Limited: British Virgin Islands

Lanbang Investment Company Limited: British Virgin Islands

(d) Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer

(e) CUSIP Number: 54975P102

CUSIP number 54975P102 has been assigned to the ADSs of the Issuer. Two ADSs represent one ordinary share of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

Tun Kung Company Limited

By:	/s/ Jun Yao
Name: Jun Yao
Title: Director

Tong Jun Investment Company Limited

By:	/s/ Wenwei Dou
Name: Wenwei Dou
Title: Director

Lanbang Investment Company Limited

By:	/s/ Yi Zhong
Name: Yi Zhong
Title: Director

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 28, 2022)